

07004947

SECURI. IMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: September 30, 1998<br>Estimated average burden<br>hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8A-035401~~ 8-48925 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Manitou Capital Management, Inc.

| Official Use Only |
|---|
| Firm ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1425 Michigan Avenue
(No. and Street)

| Frankfort | MI | 49635 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Miller 231.351.9887
(Area Code – Telephone No.)



RECEIVED
PROCESSING
SECTION


### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson
(Name – *if individual, state last, first, middle name*)

| P. O. Box 6547 | Grand Rapids | MI | 49516-6547 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Diane Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Manitou Capital Management, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

MY COMMISSION EXPIRES Mar 5, 2012
ACTING IN COUNTY OF Berrie

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Earnings.
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Shareholders' Equity. .
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims to Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Future Accounts Pursuant to Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a(e)(3).*

# MANITOU CAPITAL MANAGEMENT, INC.

## TABLE OF CONTENTS


| | PAGE |
|---|---|
| **Independent Auditors' Report** | 1 |
| **Financial Statements for the Year Ended December 31, 2006** | |
| Statement of Financial Condition | 2 |
| Statement of Income | 3 |
| Statement of Shareholder's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6-7 |
| **Supplementary Schedule** | |
| Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 8-9 |
| **Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5** | 10-11 |



REHMANN ROBSON
*Certified Public Accountants*
*A member of* THE REHMANN GROUP An Independent Member of Baker Tilly International

**INDEPENDENT AUDITORS' REPORT**

February 26, 2007

Board of Directors
Manitou Capital Management, Inc.
Frankfort, Michigan

We have audited the accompanying statement of financial condition of Manitou Capital Management, Inc. as of December 31, 2006, and the related statements of income, shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manitou Capital Management, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson



2330 East Paris Avenue SE • P.O. Box 6547 • Grand Rapids, MI 49516-6547 • 616.975.4100 • Fax 616.975.4400 • www.rehmann.com

# MANITOU CAPITAL MANAGEMENT, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2006

### ASSETS

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 28,671 |
| Office furniture and equipment, net of accumulated depreciation of $2,004 | 141 |
| Officer advance | 17,039 |
| **Total assets** | **$ 45,851** |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| **Liabilities** | |
| Payroll liabilities | $ 3,199 |
| **Shareholder's equity** | |
| Common stock $1 par value, 1,000 shares issued and outstanding | 1,000 |
| Additional paid-in capital | 2,829 |
| Retained earnings | 38,823 |
| **Total shareholders' equity** | **42,652** |
| **Total liabilities and shareholders equity** | **$ 45,851** |

The accompanying notes are an integral part of these financial statements.

# MANITOU CAPITAL MANAGEMENT, INC.

## STATEMENT OF INCOME

## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| **Commission revenue** | **$ 68,559** |
| **Expenses** | |
| Professional fees | 6,839 |
| Wages | 34,069 |
| Telephone | 2,232 |
| Utilities | 728 |
| Web/intermet fees | 694 |
| Advertising and promotion | 475 |
| Meals & entertainment | 994 |
| Other | 795 |
| **Total expenses** | **46,826** |
| **Operating income** | **$ 21,732** |
| **Other income** | |
| Gain on sale of securities | 9,159 |
| Interest income | 22 |
| **Total other income** | **9,182** |
| **Net income** | **$ 30,914** |

The accompanying notes are an integral part of these financial statements.

# MANITOU CAPITAL MANAGEMENT, INC.

## STATEMENT OF SHAREHOLDER'S EQUITY

## YEAR ENDED DECEMBER 31, 2006

| | Common Stock | | Additional Paid-in | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| **Balances, January 1, 2006** | 1,000 | $ 1,000 | $ 2,829 | $ 15,909 | $ 19,738 |
| Distribution | - | - | - | (8,000) | (8,000) |
| Net Income | - | - | - | 30,914 | 30,914 |
| **Balances, December 31, 2006** | 1,000 | $ 1,000 | $ 2,829 | $ 38,823 | $ 42,652 |

The accompanying notes are an integral part of these financial statements.

# MANITOU CAPITAL MANAGEMENT, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 30,914 |
| Adjustment to reconcile net income to net cash provided by operating activities | |
| Depreciation | 94 |
| Changes in operating assets and liabilities which provided cash | |
| Accounts payable | 3,198 |
| Net cash provided by operating activities | **34,206** |
| **Cash flows from investing activities** | |
| Repayment of officer advance | (7,073) |
| Distributions | (8,000) |
| **Net cash used in investing activities** | **(15,073)** |
| **Net increase in cash and cash equivalents** | **19,133** |
| Cash and cash equivalents, January 1, 2006 | 9,538 |
| **Cash and cash equivalents, December 31, 2006** | **$ 28,671** |

The accompanying notes are an integral part of these financial statements.

# MANITOU CAPITAL MANAGEMENT, INC.

## NOTES TO FINANCIAL STATEMENTS

### 1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

***Organization, Operation and Concentration of Credit Risk***

Manitou Capital Management, Inc.'s (the "Company") principal business activity is the selling of mutual funds to individuals and corporations primarily located in the State of Michigan. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers ("NASD"). The transactions are executed on an introductory basis and customer accounts are not carried by the Company.

***Commission Revenue***

Commission revenue is recognized on a trade date basis.

***Cash and Cash Equivalents***

Cash and cash equivalents consist of demand deposits in banks and cash on hand.

***Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the year. Actual results could differ from those estimates.

***Office Furniture and Equipment and Depreciation***

Office furniture and equipment are recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which is 5 years. Management annually reviews these assets to determine whether carrying values have been impaired.

***Income Taxes***

The Company has elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code Section 1361 whereby taxable income or losses, as well as applicable tax credits, are passed directly to the shareholders for inclusion in their personal tax returns. Therefore, income taxes are not provided in the accompanying financial statements.

## 2. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2006, the Company had a net capital requirement and net capital of $5,000 and $22,703 respectively. The Company has $3,199 of indebtedness at December 31, 2006. The maximum permissible ratio of aggregate indebtedness to net capital is 15 to 1. As of December 31, 2006 the Company's ratio is .14 to 1.

## 3. RELATED PARTY TRANSACTION

The Company has advanced funds to the sole shareholder. There is no interest on the amount advanced nor is there collateral. The balance is expected to be settled within the next year, either through repayment in the form of cash or recognition of a distribution from equity.

* * * * * *

# SUPPLEMENTARY SCHEDULE

# MANITOU CAPITAL MANAGEMENT, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2006

| | |
|---|---|
| **Net capital** | |
| Total shareholder's equity | $ 42,652 |
| **Deductions** | |
| Non-allowable assets | |
| Office furniture | 141 |
| Officer advance | 17,039 |
| **Total deductions** | **17,180** |
| **Net capital before haircuts on securities positions** | **25,473** |
| **Haircuts on securities positions** | |
| Investment securities | (2,770) |
| **Net capital** | **$ 22,703** |
| **Net capital requirement** | **$ 5,000** |
| **Excess net capital** | **$ 17,703** |

# MANITOU CAPITAL MANAGEMENT, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

## AS OF DECEMBER 31, 2006

| | |
|---|---|
| **Aggregate indebtedness** | |
| Items included in statement of financial condition | $ 3,199 |
| **Total aggregate indebtedness** | **$ 3,199** |
| **Computation of basic net capital requirement** | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ 213 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement (greater of the two above amounts) | $ 5,000 |
| Excess net capital | $ 17,703 |
| Excess net capital at 1000% | $ 22,382 |
| Ratio of aggregate indebtedness to net capital | .14 to 1 |

There are no material differences between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company as of the close of business December 31, 2006.

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5



REHMANN ROBSON

*Certified Public Accountants*

*A member of* THE REHMANN GROUP An Independent Member of Baker Tilly International

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3**

February 26, 2007

Board of Directors
Manitou Capital Management, Inc.
Frankfort, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of Manitou Capital Management, Inc. (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included testes of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and Recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



2330 East Paris Avenue SE • P.O. Box 6547 • Grand Rapids, MI 49516-6547 • 616.975.4100 • Fax 616.975.4400 • www.rehmann.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies on internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we did not consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson



END